MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W. Calgary, AB, T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

March 7, 2007

3.	News Release

A news release dated March 7, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on March 7, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On March 7, 2007, TransGlobe announced the contingent resource potential of the Company's coal bed methane assets located in central Alberta, Canada.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

March 7, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
COAL BED METHANE – CONTINGENT RESOURCE REPORT - CANADA
TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Wednesday March 7, 2007 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce the contingent resource potential of the Company’s coal bed methane (“CBM”) assets located in central Alberta, Canada.

Contingent Resource Report:
DeGolyer MacNaughton Canada Limited (“D&M”) was retained by TransGlobe to complete an independent estimate of CBM resource potential on Company owned lands, effective December 31, 2006.

The contingent resources were evaluated using probabilistic analysis of certain parameters related to the quantity of petroleum present and recoverable in discovered accumulations. The discovered accumulations may be developed in the future depending on economic and market conditions, additional well data, or seismic information.

TransGlobe’s Working Interest Share of Contingent Resources
Potentially Recoverable from known Accumulations - Central Alberta, Canada

Formation	Low Estimate	Median Estimate	High Estimate	Best Estimate
Horseshoe Canyon				20.7 BCF
Mannville				139.1 BCF
Total	105.7 BCF	154.0 BCF	224.3 BCF	160.8 BCF

The estimates of potentially recoverable petroleum resources in the report are expressed using the terms low estimate, median estimate, best estimate, and high estimate to reflect the range of uncertainty.

  The “low estimate” reported is the P90 quantity derived from the probabilistic analysis. This means that there is at least a 90 percent probability that, assuming the accumulation is discovered and developed, the quantities actually recovered will equal or exceed the low estimate.
  The “median estimates” is the P50 quantity derived from probabilistic analysis. This means that there is at least a 50 percent probability that, assuming the accumulation is discovered and developed, the quantities actually recovered will equal or exceed the median estimate.
  The “high estimate is the P10 quantity derived from the probabilistic analysis. This means that there is at least a 10 percent probability that, assuming the accumulation is discovered and developed, the quantities actually recovered will equal or exceed the high estimate.
  The “best estimate” is the expected value, an outcome of the probabilistic analysis.

The contingent resource estimated in the report, is defined as that quantity of gas estimated on a given date to be potentially recoverable from known accumulations but is not currently economic. There is no certainty that it will be economically viable or technically feasible to produce any portion of the resource.

The definitions of contingent resources applied are in agreement with the petroleum resources definitions approved in February 2000 by the Society of Petroleum Engineers, the World Petroleum Congresses and the American Association of Petroleum geologists. Because of the uncertainty of commerciality, the contingent resources estimated cannot be classified as reserves. The contingent resource estimates in the report are provided as a means of comparison to other contingent resources and do not provide a means of direct comparison to the reserves.

These resources are categorized by D&M as contingent resources which are defined in the COGE Handbook. This definition states that contingent resources are not currently economic or lack a market. TransGlobe believes that these contingent resources are not known to be economic at this time, rather than not economic. Also, TransGlobe believes that there is a market for these resources.

TransGlobe CBM Activities:

Horseshoe Canyon Coal:
During the past two years, the Company has evaluated and commenced development of Horseshoe Canyon coal bed methane primarily in the Nevis and Morningside areas of Alberta. To date, all the Horseshoe Canyon CBM developed on Company lands has produced gas free of water production, which is a unique characteristic of the Horseshoe Canyon coals in Central Alberta.

To date, the Company has interests in 20 Horseshoe Canyon CBM gas wells located in Nevis (11 wells on production) and Morningside (nine wells, two on production). Subsequent to year end, the Company participated in a new Horseshoe Canyon CBM test in the Thorsby area, where the Company has interests in 7,200 acres of land. It is the Company’s view that if the Horseshoe Canyon coals are “water free”, then exploitation and development of the resource is very similar to conventional shallow gas development which becomes primarily an economic decision.

Mannville Coal:
To date, the Company has confined work on the Mannville Coals to the technical evaluation of competitors’ operations and results near the Company’s core operating areas in central Alberta. Over the past two years there has been significant Mannville CBM activity in the Nevis/Mikwan/Gadsby/Twining areas of central Alberta, where the bulk of the Company’s resources are situated. It appears that horizontal drilling is the current preferred method to evaluate Mannville CBM in the region. It is expected that the Mannville coals may contain water, which significantly increases the technical risks in addition to the economic risks. The Company expects to participate in at least one Mannville CBM evaluation in the Nevis/Mikwan/Gadsby area during 2007 which could lead to additional development in the future.

Relevance to TransGlobe:
The Company reported year end December 31, 2006 total proved gas reserves of 10 BCF and total proved plus probable gas reserves of 16 BCF in Canada.

The contingent resource “Best Estimate” for the Company at December 31, 2006 is 160 Bcf which is approximately 16 times greater than the current total Transglobe Proved gas reserves in Canada and ten times greater than the total Transglobe Proved plus Probable gas reserves in Canada.

Because of the uncertainty of commerciality, the contingent resources estimated cannot be classified as reserves. The contingent resource estimates in the report are provided as a means of comparison to other contingent resources and do not provide a means of direct comparison to the reserves.

About TransGlobe Energy Corporation
TransGlobe Energy is an oil and gas producer with proved reserves and production operations in The Republic of Yemen and in Alberta, Canada. TransGlobe has an active exploration and development program planned for 2007 in The Republic of Yemen, the Arab Republic of Egypt and in Canada. The Company owns working interests in more than 6.6 million acres across their operating regions. In 2006, the Company set new records for total proved reserves and annual production. Calgary-based, TransGlobe Energy’s common shares trade as “TGL” on the Toronto Stock Exchange and “TGA” on the American Stock Exchange.

Cautionary Statement to Investors:
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O. - or -
s/s Ross Clarkson	Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
#2500, 605 – 5th Avenue, S.W.,
Ross G. Clarkson
President & C.E.O.	Calgary, AB T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com